CI Financial

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary
2 Queen Street East, Twentieth Floor
Toronto, Ontario M5C 3G7
T: 416-681-1731
F: 416-365-0501
E: smurray@ci.com

SEC
Mail Processing
Section
OCT 08 2009
Washington, DC
121

CI Fund Management Inc.

October 1, 2009

SUPPL

United States Securities
and Exchange Commission
Washington, D.C. 20549

09047145

Dear Sirs:

Re: ~~CI Financial Corp. (the~~ "Company"), as successor to CI Financial Inc.
and CI Financial Income Fund
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number, along with a Form 6-K.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FINANCIAL

Sheila A. Murray
Executive Vice-President,
General Counsel and Secretary

SEC
Mail Processing
Section
OCT 08 2009
Washington, DC
121

SAM/ih
Encls.

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dlw 10/20

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Financial reports net sales of $65 million in August

TORONTO (September 1, 2009) – CI Financial Corp. ("CI") today reported gross sales of $534 million and net sales of $65 million in August. CI posted its sixth consecutive month of asset growth, with assets under management at August 31, 2009, reaching $62.9 billion, an increase of $1.3 billion or 2.1% for the month. Total fee-earning assets were $91.1 billion, an increase of $1.8 billion or 2.0% for August.

CI subsidiaries CI Investments Inc. and United Financial Corporation had combined retail net sales of $76 million in long-term funds and $11 million in redemptions in money market funds for the month.

As of August 31, 2009, assets under management consisted of investment funds and structured products at CI Investments and United Financial of $58.9 billion, and institutional assets of $4.0 billion. CI also reported assets under administration of $27.4 billion, which consisted of $20.2 billion in assets under administration at Assante Wealth Management (Canada) Ltd. and $7.2 billion in assets under administration at Blackmont Capital Inc. Other fee-earning assets totalled $796 million.

Additional information about CI's sales, assets and financial position can be found below in the tables of preliminary statistics and on its website, www.ci.com/cix, in the Statistics section. The sales and assets reported in this release are the only statistics authorized by CI and CI takes no responsibility for reporting by any external sources.

CI FINANCIAL CORP. August 31, 2009 MONTH-END STATISTICS			
MONTHLY SALES DATA RETAIL MANAGED FUNDS	**GROSS SALES (millions)**	**REDEMPTIONS (millions)**	**NET SALES (millions)**
Long-term funds	$474	$398	$76
Short-term funds	$60	$71	-$11
TOTAL RETAIL FUNDS	$534	$469	$65

FEE-EARNING ASSETS	Jul 31/09 (millions)	Aug 31/09 (millions)	% Change
Retail assets under management	$57,646	$58,868	2.1%
Institutional managed assets	3,909	3,999	2.3%
TOTAL assets under management	$61,555	$62,867	2.1%
Assante assets under administration*	19,809	20,196	2.0%
Blackmont assets under administration	7,210	7,243	0.5%
TOTAL assets under administration	$27,019	$27,439	1.6%
CI other fee-earning assets	774	796	2.8%
TOTAL FEE-EARNING ASSETS	$89,348	$91,102	2.0%

MONTHLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Jul 31/09 (millions)	Aug 31/09 (millions)	% Change
Monthly average retail assets	$55,672	$58,343	4.8%

QUARTERLY AVERAGE RETAIL ASSETS UNDER MANAGEMENT	Jun 30/09 (millions)	Aug 31/09 (millions)	% Change
Quarterly average retail assets	$53,727	$57,007	6.1%

FISCAL AVERAGE RETAIL ASSETS UNDER MANAGEMENT	December 31/08 (millions)	August 31/09 (millions)	% Change
Fiscal year average retail assets	$60,208	$52,695	-12.5%

EQUITY		FINANCIAL POSITION (millions)	
Total outstanding shares	292,412,743	Bank debt	$822
QTD weighted avg. shares	292,405,164	Cash and marketable securities	(36)
Yield at $20.25	3.0%	Net debt outstanding	$786
In-the-money options	7,009,272	In-the-money option liability (net of tax)	$13
Percentage of all options	99%	Terminal redemption value of funds	$799
All options % of shares	2.4%	Quarter-to-date equity-based compensation**	$8

*Includes CI and United Financial investment fund assets administered by Assante advisors.
**Estimate partially based on marked-to-market pre-tax option expense accrual from change in share price and vesting from last quarter-end ($19.14) to August 31/2009 ($20.25).

GEOGRAPHIC EXPOSURE OF AUM			
Canada	47%	Asia	2%
United States	23%	Other	10%
Europe	6%	Cash	12%

CI Financial Corp. (TSX: CIX) is an independent, Canadian-owned wealth management company. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds. CI is on the Web at www.ci.com/cix.

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

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For further information contact:
Stephen A. MacPhail
President
(416) 364-1145

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: CXC.PR.A **FOR IMMEDIATE RELEASE**

CIX Split Corp. Announces Distribution for Month Ending September 30, 2009

Toronto, September 3, 2009 – CIX Split Corp. (the "Corporation") announced today a distribution for the month ending September 30, 2009 of $0.04167 per Priority Equity Share payable on September 30, 2009 to unitholders of record as at September 15, 2009.

The Corporation's investment objectives for the Priority Equity Shares are to provide shareholders with fixed cumulative preferential monthly cash distributions in the amount of $0.04167 per Priority Equity Share to yield approximately 5.0% per annum on the original issue price and on or about the Termination Date to pay to the holders of Priority Equity Shares the original issue price of the Priority Equity shares.

The Corporation's Priority Equity Shares are listed on the Toronto Stock Exchange under the symbol CXC.PR.A.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

CI Investments
2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

Skylon All Asset Trust Announces Quarterly Distribution to Unitholders

Toronto, September 17, 2009 – Skylon All Asset Trust (the "Trust") announced today its quarterly distribution for the period ending September 30, 2009 of $0.375 per unit payable on October 15, 2009 to unitholders of record as at September 30, 2009.

The Trust's investment objectives are: (i) to seek a maximum inflation-adjusted real return, consistent with preservation of capital; and (ii) to provide unitholders with tax efficient quarterly distributions consisting primarily of capital gains and returns of capital.

The Trust is listed on the Toronto Stock Exchange under the symbol SKA.UN.

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cii\funds\skylon\distributions\distributions\2009\september\rel-all-asset (sept09).doc

CI Investments

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE

Skylon Funds Announce Distributions For Month Ending September 30, 2009

Toronto, September 17, 2009 – CI Investments Inc., as manager of each of the issuers named below (the Skylon Funds), announces the following distributions for the month ending September 30, 2009 payable on October 15, 2009 to unitholders of record as at September 30, 2009:

Skylon Fund	TSX Symbol	Distribution Amount
Convertible & Yield Advantage Trust	CNV.UN	Cdn$0.1458 per unit
High Yield & Mortgage Plus Trust	HYM.UN	Cdn$0.15625 per unit
Signature Diversified Value Trust	SDF.UN	Cdn$0.0666 per unit
Skylon Global Capital Yield Trust	SLP.UN	Cdn$0.1510 per unit
Skylon Global Capital Yield Trust II	SPO.UN	Cdn$0.1510 per unit
Skylon Growth & Income Trust	SKG.UN	Cdn$0.05833 per unit
Skylon International Advantage Yield Trust		
Series A units	SIA.UN	Cdn$0.1042 per unit
Series B units	SIA.U	US$0.0417 per unit
Yield Advantage Income Trust	YOU.UN	Cdn$0.0583 per unit

For more information, please contact: CI Investments Inc.
(416) 364-1145
1-800-268-9374

J:\ci\cifunds\skylon\distributions\distributions\2009\september\rel-aggregate (sept09).doc

CI Financial

2 Queen Street East, Twentieth Floor, Toronto, Ontario M5C 3G7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.ci.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

Steven Donald appointed CEO of Assante Wealth Management

TORONTO (September 17, 2009) – CI Financial Corp. ("CI") today announced the appointment of Steven J. Donald as President and Chief Executive Officer of Assante Wealth Management (Canada) Ltd.

The appointment will be effective November 11, 2009, upon the retirement of Chief Executive Officer Joseph C. Canavan, who has led Assante for the past six years.

Mr. Donald is currently President and Chief Operating of Officer of Assante, a position he has held since May 2005. Prior to that, he was Senior Vice-President and Chief Financial Officer. He joined Assante in 2003 from Synergy Asset Management Inc., where he was Vice-President and Chief Financial Officer.

"As CEO, Steve will continue to provide strong leadership to Assante employees and the advisor network," said Stephen A. MacPhail, President of CI. "We thank Joe for six years of exemplary service and his dedication to building Assante into the pre-eminent wealth planning firm in Canada."

Mr. Canavan has been Chief Executive Officer of Assante since November 2003, when it was acquired by CI Financial. His leadership of Assante caps an impressive 25-year career in the wealth management industry. He founded Synergy Asset Management in December 1997 and was President and Chief Executive Officer until its acquisition.

Assante Wealth Management is one of the largest Canadian professional services firms in wealth management, supporting 800 advisors who oversee $20 billion in assets for their clients nationwide. Assante advisors provide a comprehensive approach to planning that incorporates all aspects of their clients' financial lives – risk management, estate planning, tax planning, as well as investment management.

Assante is a wholly owned subsidiary of CI Financial Corp. (TSX: CIX), an independent, Canadian-owned wealth management company with approximately $91 billion in fee-earning assets as of August 31, 2009. CI offers a broad range of investment products and services, including an industry-leading selection of investment funds, and is on the Web at www.ci.com/cix.

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CI Financial **News Release**

For further information:
William T. Holland
Chief Executive Officer
CI Financial Corp.
(416) 364-1145